SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Ainos, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00902F 105
(CUSIP Number)

Chun-Hsien Tsai
Chief Executive Officer
Ainos, Inc.
14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District
New Taipei City 242, Taiwan
886-37-581999
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 00902F 105

1.
Name of Reporting Person

Ainos, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
☐
(b)
☐

3.
SEC Use Only

4.
Source of Funds (See Instructions)

OO

5.
Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.
Citizenship or Place of Organization

  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 100,000,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

      100,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13. Percent of Class Represented by Amount in Row 11

       70.3%*

14. Type of Reporting Person (See Instructions)

CO

  *The percentage ownership is based upon 142,240,594 shares of common stock issued and outstanding as of April 15, 2021, as certified by the issuer to the reporting person on April 15, 2021.

Page 2 of 7 Pages

13D

Item 1. Security and Issuer

This statement relates to the shares of common stock (“Common Stock”) of Ainos, Inc., a Texas corporation (the “Issuer”), the principal executive offices of which are located at 4134 Business Park Drive Amarillo, Texas 79110.

Item 2. Identity and Background

(a-b) This statement is filed by Ainos, Inc., a Cayman Islands corporation (“Ainos KY” or the “Reporting Person”). The principal business address of Ainos KY is 14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District, New Taipei City 242, Taiwan.

(c) The principal business of Ainos KY is developing and manufacturing biosensors and diagnostic point-of-care testing (“POCT”) rapid test kits that include diagnostics for COVID-19 (SARS CoV2 Antigen Rapid Test), pneumonia, vaginal infection, and helicobacter pylori (H. pylori) bacterial infection.

(d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Ainos KY are set forth in Schedule A attached hereto (such persons included in Schedule A are referred to herein as the “Additional Persons”).

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to that certain Securities Purchase Agreement, dated as of December 24, 2020 (the “Agreement”), by and among the Issuer, Ainos KY and those certain principal shareholders of the Issuer including (i) Stephen T. Chen, individually and as Trustee of the Stephen T. Chen and Virginia M. Chen Living Trust, dated April 12, 2018, (ii) Virginia M. Chen, individually and as Trustee of the Stephen T. Chen and Virginia M. Chen Living Trust, dated April 12, 2018, and (iii) Hung Lan Lee.

The Board of Directors of the Issuer approved the Agreement and the transactions contemplated by the Agreement (the “Transactions”) unanimously on December 18, 2020 and recommended the shareholders of the Issuer to approve such corporate action items including (1) approving the Agreement and Transactions including the issuance of the Shares (as defined below) to Ainos KY; (2) adopting an amended Restated Certificate of Formation, a copy of which was attached to the definitive information statement filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2021 (the “Information Statement”) as Appendix B (the “Amended Restated Certificate”), to, among other matters, (i) increase the authorized number of common stock of the Issuer from 100,000,000 shares to 300,000,000 shares and (ii) change the Issuer’s name to “Ainos, Inc.”; and (3) electing seven directors designated by Ainos KY under the Agreement (collectively, the “Corporate Action Items”). A majority of the shareholders who held approximately 71.02% of the voting power of the Issuer as of the record date approved the Corporate Action Items. The Issuer completed mailing the Information Statements to all its shareholders as of the record date on March 26, 2021.

Page 3 of 7 Pages

Pursuant to the terms and conditions set forth in the Agreement, on April 15, 2021, the Issuer acquired those certain patent assets set forth on Annex A of the Patent Assignment attached to the Agreement as Exhibit E (the “Patent Assets”) by issuing 100,000,000 shares of common stock (the “Shares”) valued at $0.20 per share to Ainos KY. The Patent Assets encompass technologies relating to development and manufacturing of point-of-care testing rapid test kit products that include diagnostics for COVID-19 (SARS CoV2 Antigen Rapid Test), pneumonia, vaginal infection and helicobacter pylori (H. pylori) bacterial infection. In connection with the closing (“Closing”) of the Transactions, Ainos KY executed and delivered the Patent Assignment to the Issuer. Except as described above in this Item 3, Ainos KY did not pay any cash or other consideration for the Shares.

The descriptions of the Agreement and the Transactions contained in this Item 2.01 are summaries and are subject to and qualified in their entirety by reference to the Agreement, which is filed as Exhibit 1 to this Schedule 13D, and is incorporated by reference herein.

Items 4. Purpose of Transaction

  The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Following the Closing, on April 15, 2021, the Issuer filed the Amended Restated Certificate with the Secretary of State of Texas. The material terms of the Amended Restated Certificate and the general effect upon the rights of holders of the Issuer’s capital stock are described in the sections of the Information Statement entitled “The Certificate Amendment” beginning on page 14 and 28 of the Information Statement, which information is incorporated herein by reference. A copy of the Amended Restated Certificate is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

In connection with the Closing, each of the Issuer’s directors prior to the Closing resigned from their respective position as a director of the Issuer, in each case effective as of April 15, 2021.

In connection with the consummation of the Transactions, Mr. Chun-Hsien Tsai was appointed to serve as the Issuer’s Chairman of Board, President, Chief Executive Officer and Chief Financial Officer and Mr. Chia–His Chen was appointed to serve as the Issuer’s Chief Operating Officer effective as of April 15, 2021.

In connection with the Closing, Dr. Stephen T. Chen, the Issuer’s Chairman of Board, President, Chief Executive Officer and Chief Financial Officer prior to the Closing and Mr. Bernard Cohen, the Issuer’s Vice President prior to the Closing, resigned from their respective positions as executive officers of the Issuer, in each case effective as of April 15, 2021.

Except as disclosed herein, the Reporting Person has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person may, from time to time, engage in discussions, whether initiated by the Reporting Person or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Person may review and evaluate its investment in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Person regarding or related to the matters described in this Schedule 13D.

Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)       The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 100,000,000 shares of Common Stock (the “Shares”) constituting 70.3% of the Issuer’s outstanding common stock as of April 15, 2021.

(b)       The Reporting Person holds sole power to vote and dispose of the Shares.

(c)       Other than the transactions described herein there has been no other transactions concerning the Common Stock of the Issuer effected during the past sixty (60) days.

(d)       No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Additional Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement dated as of December 24, 2020 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 30, 2020).

Exhibit 2	Restated Certificate of Formation (Incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 24, 2021)

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2021	By: /s/ Chun-Hsien Tsai
Chairman and CEO of Ainos, Inc., a Cayman Islands corporation

Page 6 of 7 Pages

SCHEDULE A
Officers and Directors of Reporting Person

Note 1: The address of each individual is c/o Ainos, Inc., 14F., No. 61, Sec. 4, New Taipei Blvd., Xinzhuang Dist., New Taipei City 242, Taiwan, and each individual is a citizen of Taiwan except that Mr. Yukio Sakamoto is a citizen of Japan.

Chun-hsien Tsai is also Chairman, President, CEO and CFO of the Issuer. Chun-Jung Tsai and Wen-han Chang are also directors of the Issuer.

Name	Principal Occupation (and name/address of employerif not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer
Lin, Hsing-hseng	Director	See Note 1.	None
Tung, Hung-szu	Director	See Note 1.	None
Tsai, Chun-hsien	Director & CEO	See Note 1.	None
Tsai, Chun-Jung	Director	See Note 1.	None
Yukio Sakamoto	Director	See Note 1.	None
Chang, Wen-han	Director	See Note 1.	None
Liao, Yu-hsuan	Director	See Note 1.	None
Lu, Chih-heng	Director	See Note 1.	None
Lee Tsong-jung	Director	See Note 1.	None

Page 7 of 7 Pages